SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 +1 312 853 7000 +1 312 853 7036 FAX AMERICA ● ASIA PACIFIC ● EUROPE	MHEINZ@SIDLEY.COM +1 312 853 2071

February 14, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Ronald Alper

Re:	Games & Esports Experience Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed February 6, 2023

File No. 001-41113

Ladies and Gentlemen:

This letter is being submitted on behalf of Games & Esports Experience Acquisition Corp. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s preliminary proxy statement on Schedule 14A filed on February 6, 2023 (the “Preliminary Proxy Statement”), as set forth in your letter dated February 10, 2023 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with a response below the numbered comment.

The response provided herein is based upon information provided to Sidley Austin LLP by the Company.

Preliminary Proxy Statement on Schedule 14A filed February 6, 2023

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We respectfully advise the Staff that the Company’s sponsor is not, is not controlled by, and does not have substantial ties with, any non-U.S. person. Accordingly, we have not revised the disclosure in the Preliminary Proxy Statement in response to this comment.

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U.S. Securities and Exchange Commission

February 14, 2023

If you have any questions regarding the foregoing or the Preliminary Proxy Statement, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Ari Segal, Games & Esports Experience Acquisition Corp.

Chief Executive Officer